Mark Huhndorff
Managing Director
mark.huhndorff@raymondjames.com

September 27, 2010

Via EDGAR and Facsimile (202) 772-9220

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Attention:  Mr. H. Roger Schwall

Re:                               Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-166550) of Rhino Resource Partners LP, a Delaware limited partnership (the “Partnership”)

Ladies and Gentlemen:

As representative of the several underwriters of Rhino Resource Partners LP’s proposed initial public offering of up to 3,730,600 common units representing limited partner interests, we hereby join Rhino Resource Partners LP’s request for acceleration of effectiveness of the above-referenced registration statement to 2:00 p.m. (Washington, D.C. time) on September 29, 2010, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering of Rhino Resource Partners LP, dated September 22, 2010, through the date hereof:

Preliminary Prospectus dated September 22, 2010

3,091 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Mark Huhndorff
Mark Huhndorff
Managing Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER